UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CMGI, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

125750 10 9

                                (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750 10 9

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) David S. Wetherell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,262,066 shares
6. Shared Voting Power 24,401,172 shares
7. Sole Dispositive Power 5,262,066 shares
8. Shared Dispositive Power 24,401,172 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,663,238 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

CMGI, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1100 Winter Street, Suite 4600, Waltham, MA 02451

Item 2.	(a)	Name of Person Filing:

David S. Wetherell

	(b)	Address of Principal Business Office or, if none, Residence:

c/o CMGI, Inc. 1100 Winter Street, Suite 4600, Waltham, MA 02451

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

125750 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of December 31, 2005, Mr. Wetherell beneficially owned 29,663,238 shares of the common stock of CMGI, Inc., which includes: (i) 2,500,000 shares which may be acquired upon the exercise of options that are exercisable within 60 days after December 31, 2005, (ii) 16,812,672 shares held by North Andover LLC, of which Mr. Wetherell owns a membership interest and which is managed by a limited liability company of which Mr. Wetherell owns a membership interest, and (iii) 7,588,500 shares held by ElBrillo Holdings, LP of which Mr. Wetherell owns the limited partnership interests. Mr. Wetherell disclaims beneficial ownership of the 16,812,672 shares held by North Andover LLC and the 7,588,500 shares held by ElBrillo Holdings, LP, and the filing of this report shall not be deemed an admission by Mr. Wetherell that he is the beneficial owner of such shares.

(b) Percent of class:

6.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 5,262,066 shares.

(ii) Shared power to vote or direct the vote: 24,401,172 shares.

(iii) Sole power to dispose or to direct the disposition of: 5,262,066 shares.

(iv) Shared power to dispose or to direct the disposition of: 24,401,172 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	/s/ DAVID S. WETHERELL
David S. Wetherell